SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         October, 2004

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: October 29, 2004	By: /s/ David Lymburn David Lymburn Corporate Secretary

ALLIED GOLD LTD
ACN 104 855 067
ABN 86 104 855 067

Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

October 29, 2004

Australian Stock Exchange
Company Announcements

"This press release is not for dissemination in the United States or Canada and shall not be disseminated to United States or Canadian news services."

QUARTERLY REPORT FOR THE PERIOD ENDING 30 SEPTEMBER 2004

HIGHLIGHTS

Merger by Plan of Arrangement

- Completion of the merger between Allied Gold Limited and Nord Pacific Limited on 20 September 2004.
- Nord is now a wholly-owned subsidiary of Allied.

Sorowar Drilling Programme

- 50 hole RC drilling programme completed at the Sorowar deposit on Simberi Island.
- Significant results include;
  - **100m at 4.06 g/t** Au from surface (including **39m at 9.81 g/t** from 38m)
  - **100m at 2.10 g/t** Au from surface (including **79m at 2.47 g/t** from 12m)
  - **60m at 1.83 g/t** Au from surface (including **13m at 2.53 g/t** from surface and **22m at 3.08 g/t** from 16m)
  - **90m at 1.81 g/t** Au from surface (including **27m at 3.32 g/t** from 24m and **13m at 4.31 g/t** from 60m)
  - **120m at 1.73 g/t** Au from surface (including **44m of 3.84 g/t** from 76m)
  - **80m at 1.29 g/t** Au from surface (including **34m at 2.56 g/t** from surface)
  - **80m at 1.23 g/t** Au from surface (including **3m at 3.01 g/t** from 11m and **23m at 3.77 g/t** from 57m)
  - **101m at 1.04 g/t** from surface (including **31m at 2.84 g/t** from surface and **39m at 1.14 g/t** from 38m)
  - **100m at 1.01 g/t** Au from surface (including **22m at 2.47 g/t** from 15m)
- Results indicate resource expansion at the Sorowar deposit.
- Further infill and step-out exploration drilling planned.

ACTIVITIES REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2004

INVESTMENT IN NORD PACIFIC LIMITED

Merger by Plan of Arrangement

On Monday 20 September 2004, the Court of Queen's Bench for New Brunswick (Canada) approved the Merger by Plan of Arrangement of Allied Gold Limited and Nord Pacific Limited. Nord is now a wholly-owned subsidiary of Allied.

The Plan of Arrangement was approved by Nord's shareholders on 11 September 2004 and by Allied's shareholders on 17 September 2004.

Pursuant to the terms of the agreement, Allied issued one share for each Nord share outstanding resulting in 23.6 million Allied shares being issued to implement the Plan of Arrangement. Nord's principal office in Albuquerque, New Mexico has now been closed down and all of the corporate and administrative functions of Nord are now transacted from Allied's office, located in Perth, Western Australia.

Nord's principal asset is a 50% interest in the Simberi Mining Joint Venture ("SMJV") with Canadian Stock Exchange-listed Simberi Gold Corporation (50%). The SMJV holds a Mining Lease over the central and eastern portion of Simberi Island, which includes gold resources totalling 1.49 million ounces within the mining lease comprising;

Oxide Resources
Measured, indicated and inferred (free milling-type – 0.5 g/t Au cutoff)
19.7 million tonnes at 1.17 g/t Au (740,000 ounces)

Sulphide Resources
Inferred (refractory-type – 1.0 g/t Au cutoff)
9.3 million tonnes at 2.5 g/t Au (750,000 ounces)

Nord also holds a 99% interest in the Tabar Exploration Joint Venture ("TEJV") which covers all of the Tabar Island Group outside of the SMJV Mining Lease.

Completion of the merger now enables Allied to concentrate on the exploration and development plans for the Simberi Project, focussing initially on the near-surface oxide gold resources and reserves held by the SMJV.

SOROWAR DRILLING PROGRAM

(Simberi Mining Joint Venture – Nord Pacific Limited 50% / Simberi Gold Corporation 50%)

During July and August, a 4,243 metre/50 hole reverse circulation ("RC") drilling programme was carried out at the Sorowar deposit on Simberi Island.

Sorowar is located on Simberi Island, approximately 60 km to the northwest of Lihir Island in the New Ireland Archipelago of eastern Papua New Guinea.

Sorowar is the largest of the seven oxide gold deposits so far identified on Simberi Island.


150°00'E
154°00'E
TABAR ISLANDS GOLD PROJECT
2°00'S
Pacific Ocean
Tabar Group
Lihir Group
Tanga Group
New Ireland
N
Bismarck Sea
Feni Islands
New Britain
6°00'S
New Guinea
Bouganville Island
0
200km
Solomon Sea

The Simberi oxide gold deposits represent the oxidised portions of underlying epithermal gold-sulphide systems and previous drilling at Sorowar resulted in the delineation of measured, indicated and inferred oxide gold resources totalling **383,000 ounces from 10.87 million tonnes at 1.10 g/t Au.**

As previous drilling at Sorowar concentrated on testing mineralisation within the limits of the designed pit, the recently completed 50 hole drilling programme was designed to:

- Better identify pit limits by exploring for extensions along strike and on the flanks of the known oxide gold resource. Thirty six (36) holes were drilled entirely outside of the proposed pit limits and 11 holes were drilled partially within the pit.

  Three (3) main areas were targeted to test for extensions to mineralisation in this programme:

  - The area adjacent to the current pit design at the southern end of the deposit.
  - The area adjacent to the current pit design to the north east of the deposit.
  - The area to the west of the current pit design, known as the Sorowar East prospect.

- Further interrogate the extent and area of influence of interpreted high-grade feeder systems within the Sorowar deposit. Three (3) previous holes within the pit design were twinned and the assay results returned were as expected.

As a result of this drilling programme, wide thicknesses of surface and near surface oxide gold mineralisation have been identified outside of the designed Sorowar pit. The results have extended the dimensions of the known Sorowar mineralisation and the most significant results from the programme are tabulated below:

Drillhole	Northing (mN) local grid	Easting (mE) local grid	Dip/Azimuth (°) local grid	Interval (m)	Intersection (m @ g/t Au)	Mineralisation Type	
RC881	1,721	301	vertical	0-101(eoh)	**101 @ 1.40**	oxide	0-92m
						sulphide	92-101m
			including	0-31	**31 @ 2.84**	oxide	
				38-77	**39 @ 1.14**	oxide with minor sulphide	
RC882	1,449	147	-60°/090°	0-50(eoh)	**50 @ 0.69**	oxide	
			including	8-17	**9 @ 2.01**	oxide	
RC883	1,428	181	-60°/090°	0-50(eoh)	**50 @ 0.64**	oxide	0-13m
						sulphide	13-50m
			including	0-17	**17 @ 1.35**	oxide	0-13m
						sulphide	13-17m
RC884	1,389	175	-60°/090°	0-130(eoh)	**130 @ 0.78**	oxide	0-90m
						sulphide	90-130m
			including	5-50	**45 @ 1.69**	oxide	
			including	60-66	**6 @ 2.62**	oxide	
RC885	1,334	273	-60°/090°	0-100(eoh)	**100 @ 0.47**	oxide	0-91m
						sulphide	91-100m
			including	35-52	**17 @ 2.50**	oxide	
RC886	1,195	204	-60°/090°	0-120 eoh)	**120 @ 1.73**	oxide with minor sulphide	
			including	76-120	**44 @ 3.84**	oxide	
RC887	1,233	205	-60°/090°	0-100(eoh)	**100 @ 2.10**	oxide	0-77m
						sulphide	77-100m
			including	12-91	**79 @ 2.47**	oxide	12-77m
						sulphide	77-91m
RC888	1,269	176	-60°/090°	0-100(eoh)	**100 @ 4.06**	oxide	0-24m
						sulphide	24-31m
						oxide	31-100m
			including	38-77	**39 @ 9.81**	oxide	
RC889	1,313	148	-60°/090°	0-60(eoh)	**60 @ 0.59**	oxide	0-15m
						sulphide	15-20m
						oxide	20-60m
			including	9-14	**5 @ 1.64**	oxide	
			including	29-42	**13 @ 1.21**	oxide	
RC890	1,348	141	-60°/180°l	0-100(eoh)	**100 @0.34**	oxide	0-10m
						trans-sulphide	10-25m
						oxide	25-80m
						trans-sulphide	85-100m
			including	66-69	**3 @ 1.56**	oxide	
				75-82	**7 @ 1.45**	oxide	75-80m
						transitional	80-82m
RC891	1,472	204	-70°/090°	0-130(eoh)	**130 @ 0.47**	oxide	0-129m
						sulphide	129-130m
			including	63-65	**2 @ 1.69**	oxide	
				71-77	**6 @ 1.78**	oxide	
				108-113	**5 @ 1.43**	oxide	
				128-130 eoh	**2 @ 7.80**	oxide-sulphide	
RC892	1,367	301	-60°/090°	0-80(eoh)	**80 @ 0.43**	oxide	0-46m
						sulphide	46-80m
			including	2-13	**11 @ 1.25**	oxide	
				16-31	**15 @ 1.07**	oxide	

Drillhole	Northing (mN) local grid	Easting (mE) local grid	Dip/Azimuth (°) local grid	Interval (m)	Intersection (m @ g/t Au)	Mineralisation Type	
RC893	1,332	280	-60°/045°	0-130(eoh)	**100 @ 0.33**	oxide	0-100m
			including	21-27	**6 @ 4.10**	oxide	
RC894	1,220	365	-60°/090°	0-60(eoh)	**60 @ 1.06**	oxide	0-13m
						sulphide	13-18m
						oxide	18-43m
						sulphide	43-60m
			including	14-43	**29 @ 2.01**	sulphide	13-14m
						oxide	14-43m
RC901	1,374	203	-60°/090°	0-80(eoh)	**80 @ 0.78**	oxide	0-24m
						sulphide-trans	24-29m
						oxide	29-42m
						sulphide	42-48
						oxide	48-55m
						sulphide-trans	55-62
						oxide	62-80
			including	0-10	**10 @ 2.52**	oxide	
				30-38	**8 @ 1.90**	oxide	
				50-51	**1 @ 1.06**	oxide	
				63-65	**2 @ 3.44**	oxide	
RC902	1,609	231	-60°/090°	0-80(eoh)	**80 @ 1.29**	oxide	0-75m
						trans-sulphide	75-80m
			including	0-34	**34 @ 2.56**	oxide	
RC903	1,731	425	-60°/090°	0-100(eoh)	**100 @ 0.56**	oxide	0-100m
			including	0-11	**11 @ 1.37**	oxide	
				18-25	**7 @ 1.35**	oxide	
				52-64	**12 @ 1.24**	oxide	
RC907	1,693	465	-60°/090°	0-80(eoh)	**80 @ 0.84**	oxide	0-80m
			including	10-11	**1 @ 1.61**	oxide	
				16-21	**5 @ 1.61**	oxide	
				39-67	**28 @ 1.76**	oxide	
RC908	1,681	507	-70°/090°	0-90(eoh)	**90 @ 1.81**	oxide	0-72m
						trans-sulphide	72-90
			including	3-4	**1 @ 1.09**	oxide	
				10-15	**5 @ 1.09**	oxide	
				24-51	**27 @ 3.32**	oxide	
				60-73	**13 @ 4.31**	oxide	60-72
						transitional	72-73
RC909	1,679	501	-60°/270°	0-90(eoh)	**90 @ 0.24**	oxide	0-77m
						sulphide	77-90m
			including	12-14	**2 @ 1.02**	oxide	
				23-32	**9 @ 1.00**	oxide	
RC910	1,654	501	-60°/090°	0-100(eoh)	**100 @ 1.01**	oxide	0-100m
			including	8-9	**1 @ 3.29**	oxide	
				15-37	**22 @ 2.47**	oxide	
				40-57	**17 @ 0.99**	oxide	
				65-85	**20 @ 0.96**	oxide	
RC911	1,611	446	-60°/270°	0-70(eoh)	**70 @ 1.10**	oxide	0-70m
			including	0-19	**19 @ 1.35**	oxide	
				29-69	**40 @ 1.19**	oxide	
RC913	1,549	389	-60°/090°	0-80(eoh)	**80 @ 0.46**	oxide	0-7m
						trans-sulphide	7-19m
						oxide	19-38m
						sulphide-trans	38-80m
			including	1-7	**6 @ 4.50**	oxide	

Drillhole	Northing (mN) local grid	Easting (mE) local grid	Dip/Azimuth (°) local grid	Interval (m)	Intersection (m @ g/t Au)	Mineralisation Type	
RC914	1,567	435	-60°/270°	0-60(eoh)	**60 @ 1.83**	oxide	0-40m
						trans-sulphide	40-60m
			Including	0-13	**13 @ 2.53**	oxide	
				16-38	**22 @ 3.08**	oxide	
				41-42	**1 @ 1.17**	transitional	
				57-60	**3 @ 1.44**	sulphide	
RC915	1,627	485	-70°/270°	0-90(eoh)	**90 @ 0.51**	oxide	0-56m
						transitional	56-64m
						oxide	64-90m
			including	0-3	**3 @ 1.05**	oxide	
				16-19	**3 @ 1.99**	oxide	
				73-75	**2 @ 1.11**	oxide	
				82-90	**8 @ 1.20**	oxide	
RC920	1,429	569	-60°/090°	0-80(eoh)	**80 @ 1.23**	oxide	0-23m
						trans-sulphide	23-53m
						oxide	53-60m
						transitional	60-68m
						oxide	68-80m
			including	11-14	**3 @ 3.01**	oxide	
				57-80	**23 @ 3.77**	oxide	57-60m
						transitional	60-68m
						oxide	68-80m
RC923	1,453	665	-70°/270°	0-61(eoh)	**61 @ 1.11**	oxide	0-21m
						trans-sulphide	21-61m
			including	0-31	**31 @ 2.12**	oxide	0-21m
						transitional	21-27m
						sulphide	27-31m
RC925	1,512	462	-60°/315°	0-100(eoh)	**100 @ 0.74**	oxide	0-1m
						sulphide	1-9m
						transitional	9-87m
						sulphide	87-100m
			including	10-37	**27 @ 1.69**	transitional	
				69-70	**1 @ 3.30**	transitional	
				83-87	**4 @ 2.01**	transitional	
				91-94	**3 @ 2.22**	sulphide	
RC926	1,431	146	-60°/090°	0-80(eoh)	**80 @ 0.61**	oxide	0-75m
						trans-sulphide	75-80m
			including	26-58	**32 @ 1.10**	oxide	
RC927	1,391	147	-60°/090°	0-80(eoh)	**80 @ 0.67**	oxide	0-16m
						trans-sulphide	16-22m
						oxide	22-40m
						transitional	40-44m
						oxide	44-80m
			including	32-36	**4 @ 1.42**	oxide	
				39-40	**1 @ 1.47**	oxide	
				60-80	**20 @ 1.55**	oxide	
RC928	1,254	162	-60°/090°	0-120(eoh)	**120 @ 0.60**	oxide	0-14m
						trans-sulphide	14-32m
						oxide	32-45m
						sulphide	45-48m
						oxide	48-110m
						transitional	110-119m
						oxide	119-120m
			including	60-102	**42 @ 1.15**	oxide	

Reporting of Results

The first line for each drillhole tabulated above is the average gold grade for the entire drillhole with no cutoffs applied.

Subsequent intervals reported within drillholes are calculated using a base cutoff of 0.5g/t Au and may include intervals with mineralised material less than 0.5g/t Au but for no more than two sequential metres.

Discussion Of Results
(refer to plan attached)

Southern Area

In the southern portion of the deposit, drillholes RC882 to RC887, RC892 and RC901 intersected extensive surface and near surface oxide mineralisation indicating that considerable shallow oxide mineralisation exists both to the west and east of the proposed Sorowar pit. This shallow mineralisation is highlighted in RC887 which returned **100m at 2.10 g/t Au from surface including 79m at 2.47 g/t Au from 12 metres depth**.

Future pit re-optimisation studies incorporating these robust drilling results are expected to result in extensions to the final pit limits. Subsequent lateral expansion of the southern portion of the pit will also likely result in deepening of the pit to capture mineralisation at depth as intersected in holes RC884 to RC888, RC893, RC894, RC901 and RC926 to RC928. This potential is highlighted in RC888 which intersected **100m at 4.06 g/t Au from surface including 39m at 9.81 g/t Au from 38 metres depth** in a predominantly oxidised envelope over the entire drillhole width.

Holes drilled adjacent to the western edge of the pit including RC882, RC888, RC889, RC926, RC927 and RC928 all demonstrate that mineralisation to the west has not been closed off or fully defined. Holes adjacent to the eastern edge of the pit including RC892 and RC894 also demonstrate non closure of mineralisation to the east.

North-eastern Area

In the north-eastern area of the deposit, holes RC909, RC910, RC911, RC913 and RC914 demonstrate that the pit limits will likely be extended further east to access broad zones of shallow oxide gold mineralisation. This potential is demonstrated in RC910 which intersected **100m at 1.01 g/t Au from surface including 22m at 2.47 g/t Au from 15 metres depth** in an oxidised envelope over the entire drillhole width.

Re-optimisation studies will also seek to determine whether an easterly pit extension will enable the pit to access deeper mineralisation as demonstrated in holes RC907 and RC908. For example, RC908 intersected **90m at 1.81 g/t Au from surface including oxide mineralisation of 27m at 3.32 g/t Au from 24 metres depth and 13m at 4.31 g/t Au from 60 metres in depth**.

Sorowar East

The Sorowar East area is represented by a 100 metre by 100 metre zone located approximately 250 metres east of the proposed Sorowar pit. Previous drilling identified surface oxide mineralisation as demonstrated in RC483 which intersected 32m @ 5.87 g/t Au from surface, RC485 which intersected 11m @ 3.46 g/t Au from surface and RC378 which intersected 21m @ 2.82 g/t Au from 7 metres depth.

Current drillholes RC920 and RC923 returned strongly mineralised intercepts typified by RC920 which intersected **80m at 1.23 g/t Au from surface including 23m at 3.77 g/t Au from 57 metres depth**, while other drillholes located to the west and north of the prospect returned broad zones of anomalous mineralisation with results generally less than 0.5 g/t Au.

The initial interpretation of these equivocal results indicates that more work is required to determine the nature of the controls and orientation of mineralisation in this area. Accordingly, additional mapping and drilling work will be scheduled to further explore for continuity of mineralisation between the proposed pit and the Sorowar East area.

In summary, the Company considers the recent drilling programme to have substantially expanded the resource potential of the Sorowar deposit thus underpinning increased gold production. Further infill and step out drilling to continue exploring for lateral and depth extensions to this deposit is being scheduled.

Analytical Procedures

For each single metre of drilling, a sample is collected and treated at the SMJV's Simberi Island sample preparation facility prior to being airfreighted to ALS Chemex Laboratories in Townsville for analysis.

Sample treatment procedures are:

- Simberi Island

  The entire one metre drill sample (□20kg) is dried, crushed through a jaw crusher and hammer milled to approximately 500 microns in size. The sample is mixed and split down to 1kg in weight then 400gms of the sample is collected, packaged and airfreighted to Townsville.

- Townsville

  The sample is pulverised to <75 microns at ALS Chemex Laboratories prior to assaying for gold by fire assay (50gm) with AAS finish and for Ag, As, Cu, Fe, Mn, Pb, S, Sb and Zn by aqua regia digest and ICP-AES finish.

During August 2004 a representative from ALS Chemex carried out a site audit on the Simberi Island sample preparation facility and reported that all procedures conform to ALS Chemex quality procedures and industry standards.

Quality control in the analytical process is monitored by inserting a duplicate sample for assaying for every 20 samples submitted and a standard sample comprising Sorowar ore for every 50 samples submitted to ALS Chemex.

OTHER ACTIVITIES

Sale of Red Dam Gold Project

(Allied Gold Limited 100%)

On 27 July 2004 Allied entered into an Option Agreement ("Agreement") with Siberia Mining Corporation Limited for the sale of the Red Dam Gold Project.

By payment of the option fee of $50,000 Siberia has secured an exclusive option to purchase the Red Dam project at any time within a 6 month period from the date of signing the Agreement. A further 6 month extension to the option can be acquired for an additional cash option payment of $100,000. Siberia can exercise its option to purchase 100% of the project for $900,000 within the first 6 month option period or for $850,000 within the second 6 month option period.

Therefore, if the option is exercised within the initial 6 month option period, total consideration paid for the purchase will be $950,000. If the option is exercised within the second 6 month option period, total consideration for the purchase will be $1,000,000.

Exploration and development work carried out during the quarter is summarised in this extract from Siberia Mining Corporation Limited's Quarterly Report For The Quarter Ended 30 September 2004:

Red Dam

As announced in July, Siberia entered into an option agreement to purchase the advanced Red Dam project from Allied Gold Limited. Red Dam delivers a further 110,000 ounces of gold at a grade of 2.53 g/t gold that will be evaluated for an open pit mining operation.

The resource estimation is JORC compliant and was calculated internally. Further drilling is required before any potential reserves can be evaluated. Red Dam is strategically located near the Company's Siberia and Lady Ida gold projects and substantially increases Siberia's resource base at robust grades within the key area of focus. Scoping level work has commenced on evaluating the development potential of Red Dam, including optimising open pit designs.

Extension to the Mobile Gold Plant Option Agreement

In March 2004, Allied Gold Limited entered into an Option Agreement for the sale of its Mobile Mineral Processing and Evaluation Unit (MMPEU) for a total consideration of AUD$5 million.

The purchaser (Minera Colibri) paid a $100,000 option fee to secure an exclusive option to purchase the MMPEU for $5,000,000 (less the option fee) at any time prior to 22 June 2004. The Option Agreement is extendable by mutual agreement by the payment of a further $30,000 for each month extended.

The Optionholder has advised the Company that it intends to continue with the purchase of the MMPEU and the requisite extension to the option period.

PROPOSED PLACEMENT OF SECURITIES

On 21 October 2004, Allied lodged a Short Form Prospectus with ASX for the issue of 7,500,000 fully paid ordinary shares in the capital of the Company at an issue price of $0.20 each to raise $1,500,000 together with 2,500,00 free attaching Options on the basis of 1 Option for every 3 Shares allotted and issued.

Oversubscriptions of up to a further 900,000 Shares at an issue price of $0.20 each, together with up to 300,000 free attaching Options on the basis of 1 Option for every 3 Shares allotted and issued, to raise up to a further $180,000 may be accepted.

The grant of the Options is subject to receipt of Shareholder approval and is therefore a conditional offer.

The Company has received strong expressions of interest from parties interested in participating in the issue and the Directors of Allied expect that the issue will be fully subscribed.

Yours faithfully,

J.J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to mineral resources is based on information compiled by Minstat Pty Ltd whose principal is Mr M J Binns who is a fellow/member of the Australasian Institute of Mining and Metallurgy. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves".

Mr Binns consents to the inclusion in this Announcement of the material based on this information in the form and context in which it appears.

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves".

"This press release is not for dissemination in the United States or Canada and shall not be disseminated to United States or Canadian news services."

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied or Nord Pacific, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).



Tabar Islands
Lihir Island
PNG
LOCATION MAP
RC881
RC903
RC907
RC909
RC908
RC910
RC915
RC911
RC902
RC914
RC913
RC925
RC891
RC882
RC926
RC883
RC927
RC884
RC901
RC892
RC890
RC885
RC893
RC889
RC888
RC928
RC887
RC886
RC894
RC923
RC920
LEGEND
Sorowar Proposed Pit Outline
Completed Drillhole
Completed Drillhole with Significant Intercepts greater than 1g/t Au
RC881
SIMBERI MINING JOINT VENTURE
SOROWAR GOLD DEPOSIT - SIMBERI ISLAND
TABAR ISLAND GROUP - PNG
Location of Completed Drillholes and Numbered Drillholes With Significant Intercepts greater than 1g/t Au
0
100
200
300m

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ALLIED GOLD LIMITED

ABN	Quarter ended ("current quarter")
86 104 855 067	30 Sept 2004

Consolidated statement of cash flows

		Current quarter $A	Year to date (3 months) $A
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors		
1.2	Payments for		
	(a) exploration and evaluation	(2,182)	(2,182)
	(b) development		
	(c) production		
	(d) administration	(247,625)	(247,625)
	(e) MMPEU plant costs		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	6,342	6,342
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other – option fees re sale of MMPEU, and sale of Red Dam Project	80,000	80,000
	Net Operating Cash Flows	**(163,465)**	**(163,465)**
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects		
	(b) equity investments		
	(c) shares in listed companies		
1.9	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets	(6,683)	(6,683)
1.10	Loans to other entities – Nord Pacific Ltd	(833,418)	(833,418)
1.11	Loans repaid by other entities		
1.12	Other (provide details if material)		
	Net investing cash flows	**(840,101)**	**(840,101)**
1.13	Total operating and investing cash flows (carried forward)	**(1,003,566)**	**(1,003,566)**

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,003,566)	(1,003,566)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Refund of oversubscriptions in share issues	(15,000)	(15,000)
1.16	Proceeds from borrowings	200,000	200,000
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other – costs of capital raising	(15,254)	(15,254)
	Net financing cash flows	**169,746**	**169,746**
	Net increase (decrease) in cash held	**(833,820)**	**(833,820)**
1.20	Cash at beginning of quarter/year to date	981,332	981,332
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	**147,532**	**147,532**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	$45,222
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil.

1.25 Explanation necessary for an understanding of the transactions

Remuneration paid to Mr Jeff Moore $36,222.
Consulting fees paid to Mr David Lymburn $9,000.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	700	600
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	300
4.2	Development	
	Total	**300**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	147,532	981,332
5.2	Deposits at call		
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**147,532**	**981,332**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	32,775,000	27,169,859	$0.20	$0.20
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	4,275,000	4,275,000	$0.20	$0.20
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	19,925,000	13,925,000	*Exercise price* $0.20	*Expiry date* 30 June 2007
7.8	Issued during quarter	1,425,000	1,425,000	$0.20	30 June 2007
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 29 October 2004
(Director/Company secretary)

Print name: DAVID LYMBURN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.